Mail Stop 4561

April 10, 2009

Mr. Wilfred N. Cooper, Jr.
President and Chief Executive Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

   **Re:** **WNC California Housing Tax Credits, L.P.**
     **Form 10-K for the Year Ended March 31, 2007**
     **Forms 10-Q for the quarters ended June 30, September 30, and**
     **December 31, 2007**
     **File No. 000-20058**

Dear Mr. Cooper:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1. Please tell us when you expect to file your annual reports on Form 10-K for the years ended March 31, 2008 and 2009 and your quarterly reports on Form 10-Q for the first, second, and third quarters of fiscal 2009.

Item 1A. Risk Factors, page 5

2.      We refer to your disclosure on pages 21 and 28 that you currently lack sufficient working capital to fund your operations.  Please include in future filings a risk factor noting your lack of sufficient working capital.  Please tell us how you intend to comply with this comment.

Fluctuating Economic Conditions Can Reduce the Value of Real Estate, page 7

3.      Please expand this risk factor to discuss your actual experience with reductions in the value of your Housing Complexes.  Provide draft disclosure in your response letter and confirm that you will include similar disclosure in future filings.

The Partnership May Be Unable to Timely Provide Financial Reports to the Limited Partners…, page 10

4.      Please expand this risk factor to discuss your actual experience with not providing timely reports to your limited partners.  We note, for example, that this report includes information for four fiscal years.  Provide draft disclosure in your response letter and confirm that you will include similar disclosure in future filings.

The Interests of Limited Partners may conflict with the interests of the General Partner…, page 12

5.      Please expand upon your disclosure of the conflicts of interest that may arise between you and your General Partner.  For example, discuss whether compensation arrangements may create a conflict of interest between your interests and those of your General Partner, and how your General Partner reaches any investment or operating decisions that may present a conflict of interests.  Provide draft disclosure in your response letter and confirm that you will include similar disclosure in future filings.

Item 2.  Properties, page 12

6.      Please include the occupancy rate and average annual rent per square foot or unit for each of the properties for the past five years.

7.      For each of the properties upon which depreciation is taken, please disclose here or elsewhere in the annual report, where appropriate, the Federal tax basis, rate, method, and life claimed with respect to such property for purposes of depreciation.

Item 5.  Market for Registrant's Common Equity…, page 16

8.      We refer to your statement that the Partnership was not designed to provide
        distributions, but that any distributions would be made in accordance with the
        Partnership Agreement.  Please tell us whether any distributions have been paid
        under the Partnership Agreement or otherwise.  Please refer to Item 201(c) of
        Regulation S-K.  Confirm that you will provide similar disclosure in future
        filings.

Item 9A.  Controls and Procedures, page 38

9.      We note that your executive officers concluded that your disclosure controls and
        procedures are "effective in timely alerting them to material information required
        to be included in the Partnership's periodic SEC filings."  Please tell us whether
        your executive officers concluded that your disclosure controls and procedures
        were effective to ensure that information you were required to disclose in the
        reports that you file or submit under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified by the Commission's
        rules and forms, consistent with the definition of "disclosure controls and
        procedures" under the Exchange Act.  Refer to Exchange Act Rule 13a-15(e).
        Please confirm that your future filings will more accurately describe the executive
        officers' conclusions regarding effectiveness.

Item 10.  Directors and Executive Officers of the Registrant, page 38

10.     Please confirm that future filings will include the biographies of Kay L. Cooper
        and Jennifer Cooper.  Refer to Item 401(a) of Regulation S-K.

Item 11. Executive Compensation, page 40

11.     Please tell us, and disclose in future filings, why you did not pay the full amount
        of annual asset management fees owed to your General Partner for your prior
        fiscal years.

12.     Please tell us, and disclose in future filings, if the operating expenses owed to
        your General Partner were zero or if you did not pay any of the operating
        expenses owed.

13.     Please expand upon your disclosure of the material provisions of the Partnership
        Agreement and how you determined the amounts owed to your General Partner
        for operating expenses.  Disclose all compensation, fees, profits, and other
        benefits (including reimbursement of out-of-pockets expenses) that the General
        Partner and its affiliates may earn or receive in connection with your operation.

<u>Exhibits 31-1 and 31-2</u>

14.      We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the
        word "report" with "annual report" in paragraphs 2, 3, and 4(a) and omitting the
        phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from
        paragraph 4(c). Please confirm that in future filings, you will file certifications in
        the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

                                          *****

        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response.  Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief